UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)
                            ICONIX BRAND GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   451055 10 7
                                   -----------
                                 (CUSIP Number)
                                Ethan Seer, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5393
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
                                  June 2, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.
----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 5 Pages
                                  SCHEDULE 13D
--------------------------------------------                  ------------------
CUSIP NO.   451055 10 7                                        Page 2 of 6 Pages
--------------------------------------------                  ------------------
---------------------- ---------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY)
                                NEIL COLE
---------------------- ---------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        `                                                                 (a)|_|
                                                                          (b)|_|
---------------------- ---------------------------------------------------------
3                      SEC USE ONLY
---------------------- ---------------------------------------------------------
4                      SOURCE OF FUNDS*
                                N/A
---------------------- ---------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                        |X|
---------------------- ---------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION
                                UNITED STATES
---------------------- -------- ------------------------------------------------
  NUMBER OF SHARES     7        SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                      4,321,075 (includes 3,885,875 shares
     PERSON WITH                         issuable upon exercise of options)
                       -------- ------------------------------------------------
                       8        SHARED VOTING POWER
                                         0
                       -------- ------------------------------------------------
                       9        SOLE DISPOSITIVE POWER
                                         4,321,075  (includes 3,885,875 shares
                                         issuable upon exercise of options)
                       -------- ------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                         0
---------------------- ---------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                          4,321,075 (includes 3,885,875 shares issuable upon exercise of options)
---------------------- ---------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                       |_|
---------------------- ---------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      10.0%
---------------------- ---------------------------------------------------------
14                     TYPE OF REPORTING PERSON*
                                      IN
---------------------- ---------------------------------------------------------
                               Page 2 of 5 Pages
      This Amendment No. 6 amends and supplements the Schedule 13D, as previously amended, heretofore filed by Neil Cole (the "Reporting Person") with the Securities and Exchange Commission with respect to the shares of common stock of Iconix Brand Group, Inc. as follows:
Item 1. Security and Issuer
      This statement relates to the common stock, $.001 par value, ("Iconix Common Stock") of Iconix Brand Group, Inc.(formerly, Candie's, Inc.), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1450 Broadway, New York, NY 10018.
Item 2. Identity and Background
      This statement is filed by Neil Cole. The business address of the Reporting Person is c/o Iconix Brand Group, Inc., 1450 Broadway, New York, NY 10018.
Item 5.  Interest in Securities of the Issuer.
      (a) - (b)
      Beneficial ownership is calculated based upon 39,183,065 shares of Iconix Common Stock outstanding on June 13, 2006.
      As of the date of this Amendment No. 6 the Reporting Person beneficially owned 4,321,075 shares of Iconix Common Stock, representing 10.0% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Iconix Common Stock. Said securities consist of (i) 415,200 shares owned directly by the Reporting Person; (ii) 20,000 shares beneficially owned by the Reporting Person which the Reporting Person placed in a custodial account for the benefit of his minor children; and (iii) 3,885,875 shares of Iconix Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof (including the options referred to in subsection (c) below). The beneficial ownership of Iconix Common Stock by the Reporting Person does not include: (i) any Escrow Shares (defined below), (ii) any shares held in the Company's 401(K) Savings Plan for the account of the Reporting Person (over which the Reporting Person has neither the right to vote nor the right to dispose) or (iii)any shares of Iconix Common Stock owned by Sweet Sportswear, Inc. which has previously granted an irrevocable proxy with respect to certain shares of Iconix Common Stock owned by it in favor of the Reporting Person and/or such other members of the Company's Board designated from time to time by a majority of the Company's Board, to vote at any meeting of the Company's stockholders or provide consent in lieu of a meeting, as the case may be, but only in favor of a matter approved by the Board or otherwise at the direction of the Board.
                               Page 3 of 5 Pages
      (c) Since the date of Amendment No. 5 to the Schedule 13D previously filed by the Reporting Person, the Company granted to the Reporting Person on December 28, 2005 ten-year immediately exercisable options to purchase 200,000 shares of Iconix Common Stock at $10.00 per share and the Reporting Person has gifted shares of Iconix Common Stock to various charitable organizations. In addition, in April and June 2005, the Reporting Person borrowed funds pursuant to loan agreements and pledged and delivered an aggregate of 400,000 shares of Iconix Common Stock (the "Escrow Shares") to an attorney designated as escrow agent by the lender. In April 2006, the Reporting Person initiated prepayment of the loans, as permitted by the loan agreements, and subsequently, in June 2006, obtained information that without the Reporting Person's knowledge and in the absence of any default, the Escrow Shares were improperly released from the purported escrow account and sold by the escrow agent in 2005. The Reporting Person is continuing to investigate this matter.
                               Page 4 of 5 Pages
                                    SIGNATURE
      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 22, 2006
                                                 /s/ Neil Cole
                                                 -------------------------------
                                                 NEIL COLE
                               Page 5 of 5 Pages